SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)*

                                  Comarco, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    200080109
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Esopus Creek Partners, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[x]
     (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

     0

8 SHARED VOTING POWER

     0

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14. TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Sole

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[x]
     (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

     60,064

8. SHARED VOTING POWER

     0

9. SOLE DISPOSITIVE POWER

     60,064

10. SHARED DISPOSITIVE POWER

     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,064

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%

14. TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph S. Criscione IRA

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[x]
     (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

     35,000

8. SHARED VOTING POWER

     0

9. SOLE DISPOSITIVE POWER

     35,000

10. SHARED DISPOSITIVE POWER

     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14. TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Anne E. Lauridsen IRA

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[x]
     (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

     9,400

8. SHARED VOTING POWER

     0

9. SOLE DISPOSITIVE POWER

     9,400

10. SHARED DISPOSITIVE POWER

     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,400

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%

14. TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of Comarco, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (defined below) as of May 4, 2006 and amends and supplements the Schedule 13D filed on October 24, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.

     The  persons  filing  this  Schedule  13D  (collectively,   the  "Reporting
Persons") are:

         Esopus Creek Partners, LLC ("Esopus")
         Andrew Sole ("Mr. Sole")
         Joseph S. Criscione IRA ("JSC IRA")
         Ann E. Lauridsen IRA (AEL IRA")


ITEM 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Mr. Sole in making its purchases of the shares of Common Stock beneficially owned by him is set forth below:

Personal Funds                                       $440,022

     The source and amount of funds used by the JSC IRA in making its purchases of the shares of Common Stock beneficially owned by Mr. Criscione is set forth below:

Personal Funds                                       $246,050

     The source and amount of funds used by the AEL IRA in making its purchases of the shares of Common Stock beneficially owned by Ms. Lauridsen is set forth below:

Personal Funds                                       $66,082


ITEM 5.  Interest in Securities of the Issuer.

     (a) Esopus beneficially owns no shares of Common Stock.

     Mr. Sole beneficially owns an aggregate of 60,064 shares of Common Stock, constituting 0.8% of all of the outstanding shares of Common Stock.

     Mr. Criscione beneficially owns an aggregate of 35,000 shares of Common Stock, constituting 0.5% of all of the outstanding shares of Common Stock.

     Ms. Lauridsen beneficially owns an aggregate of 9,400 shares of Common Stock, constituting 0.1% of all of the outstanding shares of Common Stock.

     Collectively, the Reporting Persons beneficially own 104,464 shares of Common Stock constituting 1.4% of all of the outstanding shares of Common Stock.

     (b) Mr. Sole has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him personally.

     Mr. Criscione has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 35,000 shares of Common Stock beneficially owned by him personally.

     Ms. Lauridsen has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,400 shares of Common Stock beneficially owned by her personally.

     (c) The following transactions were effected by Esopus during the past sixty (60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date              Security Bought (Sold)    commissions)
----              -------- -------------    ------------------

03/29/06          Common         98               $11.66
05/02/06          Common       (600)              $11.00
05/02/06          Common       (309)              $10.50
05/03/06          Common   (284,678)               $8.52


     The following  transactions were effected by Mr. Sole during the past sixty
(60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date              Security Bought (Sold)    commissions)
----              -------- -------------    ------------------

05/03/06          Common      (28,051)             $8.54


     The following transaction was effected by the AEL IRA during the past sixty
(60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date              Security Bought (Sold)    commissions)
----              -------- -------------    ------------------

05/04/06          Common       (5,600)             $8.93

     The following transaction was effected by the joint account of Mr. Criscione and Ms. Lauridsen during the past sixty (60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date              Security Bought (Sold)    commissions)
----              -------- -------------    ------------------

05/04/06          Common       (2,163)            $8.93


     The above transactions were effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Mr. Sole has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

     No person other than Mr. Criscione has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him personally.

         No person other than Ms. Lauridsen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by her personally.

     (e) The Reporting Persons ceased to be the beneficial owners of 5% of the Common Stock on May 3, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to him, her or it set forth in this statement is true, complete and correct.

Dated:  May 5, 2006

        ESOPUS CREEK PARTNERS, LLC


        By: /s/ Andrew Sole
            ---------------
                Andrew Sole, Managing Member


        /s/ Andrew Sole
        ---------------
            Andrew Sole


        /s/ Joseph S. Criscione
        -----------------------
            Joseph S. Criscione


        /s/ Ann E. Lauridsen
        --------------------
            Ann E. Lauridsen